Exhibit 99.(m)(6)

December 1, 2006

ALPS Distributors, Inc.

ATTN:  Jeremy May

1625 Broadway Suite 2200

Denver, Colorado 80202

Re:                               Notice of Termination of the Distribution Plan (“Plan”) with the Financial Investors Trust (“FIT”) for American Freedom U.S. Government Money Market Fund Class I dated June 10, 2003

Dear Jeremy:

This Notice is provided to ALPS Distributors, Inc., as required under the Plan with your organization regarding FIT.  The Class I shares of the American Freedom U.S. Government Money Market Fund has ceased operations.  This letter is to serve as notice of termination of the Plan effective November 1, 2006.

If you have any question concerning this Notice, please contact Stephanie Barres, at 303-623-2577.

Sincerely,

/s/ Erin E. Douglas
Erin E. Douglas
Secretary